UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                                   VYTA Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    91845R108
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                                 (CUSIP Number)

                                    4/11/06
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                (Date of Event which requires filing of this statement.)


Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 91845R108                           13G              Page 2 of 5 Pages


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VISION OPPORTUNITY MASTER FUND LTD. -- EIN: 27-0120759
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  N/A
                                                                     (b)  N/A
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     CAYMAN ISLANDS
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NUMBER OF                5.  SOLE VOTING POWER                      2,999,034*
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                            0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                 2,999,034*
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER                       0
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,999,034*

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   N/A

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       9.99%*

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12. TYPE OF REPORTING PERSON*                                              CO**

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*  The total number of shares is based upon the number of shares currently owned by the Reporting Person plus the number of shares that the Reporting Person would own if all of the Issuer's outstanding warrants held by the Reporting Person and exercisable within 60 days were in fact exercised. Notwithstanding the foregoing, all such warrants contain a provision prohibiting their exercise if it would result in the Reporting Person beneficially owning more than 9.99% of the Issuer's outstanding voting securities. Accordingly, in no event shall the percentage set forth herein exceed 9.99%.
** Adam Benowitz, in his capacity as Managing Member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

Cusip No.  91845R108                         13G               Page 3 of 5 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:             VYTA Corp.


   (b)  Address of Issuer's Principal Executive Offices:
        370 17TH STREET, SUITE 3620
        DENVER, CO 80202




2. (a)  Name of Person Filing:      VISION OPPORTUNITY MASTER FUND LTD.



   (b)  Address of Principal Business Office for Each of the Above:
        20 WEST 55TH STREET, 5TH FLOOR
        NEW YORK, NY 10019


   (c)  Citizenship:    CAYMAN ISLANDS



   (d)  Title of  Class of  Securities:   COMMON STOCK



   (e)  CUSIP Number:   91845R108



3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:



4. Ownership:
   (a) Amount Beneficially Owned:                                    2,999,034*
   (b) Percent of Class:                                                  9.99%*
   (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote              2,999,034*
         (ii)  shared power to vote or to direct the vote                    0
         (iii) sole power to dispose or to direct the
               disposition of                                        2,999,034*
         (iv)  shared power to dispose or to direct the
               disposition of                                                0

 (* See footnote on page 2.)

5.  Ownership of Five Percent or Less of a Class:                         N/A


6.  Ownership of More than Five Percent on Behalf of Another Person:
                                                        (See Footnote on Page 2)


7.  Subsidiary                                                            N/A

Cusip No.  91845R108                          13G              Page 4 of 5 Pages



8.  Identification and Classification of Members of the Group:           N/A


9.  Notice of Dissolution of  Group:                                     N/A


10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    August 23, 2006
                                                   -----------------------
                                                             Date:

                                                     /s/ ADAM BENOWITZ
                                                   -----------------------
                                                          Signature

                                                     Managing Member
                                                   -----------------------
                                                          Name/Title

Cusip No.  91845R108                    13G                    Page 5 of 5 Pages


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTERNATIONAL MISSATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)